Filed Pursuant to Rule 253(g)(2)
File No. 024-10999

AMERICAN HOSPITALITY PROPERTIES REIT, INC.

SUPPLEMENT NO. 2 DATED DECEMBER 12, 2019
TO THE OFFERING CIRCULAR DATED JULY 19, 2019

This document supplements, and should be read in conjunction with, the offering circular of American Hospitality Properties REIT, Inc. (the “Company”), dated July 19, 2019 and filed by the Company with the Securities and Exchange Commission on July 23, 2019 and previously supplemented by Supplement No. 1, dated October 1, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Reduction in Initial Transaction Price

On December 12, 2019, the Board of Directors of the Company approved extending the temporary reduction in the initial Transaction Price at which the Shares will be offered to the public from $10.00 per Share to $9.50 per Share (the “Reduced Share Price”).  The Reduced Share Price continues to be in effect for all Shares for which subscription agreements are received by the Company between November 16, 2019 and February 14, 2020, which date may be extended in the sole discretion of the Company until such time as the Company has sold $10 million in Shares.  Thereafter, the Transaction Price will revert to $10.00 per Share, subject to future adjustments as described in the Offering Circular.